EXHIBIT (4)

FOR IMMEDIATE RELEASE

Monday, June 23, 2008

THE EASTERN COMPANY ADOPTS NEW SHAREHOLDER RIGHTS

PLAN TO REPLACE EXPIRING PLAN

Naugatuck, CT – The Eastern Company (AMEX – EML) announced the adoption today of a new Shareholder Rights Plan to replace its expiring plan.

Mr. Leonard F. Leganza, Chairman, President and CEO of The Eastern Company, stated, “The new Rights are intended to assure that our shareholders will receive fair and equal treatment if uninvited efforts are ever made to gain control of The Eastern Company without paying a fair price to all of our shareholders. The Plan provides for an $80.00 exercise price. We believe this price reflects the operating results that have taken place in 2007 and to date in 2008, as well as the Board’s and management’s continued confidence in the Company’s future growth.” He added, “The new Rights are not being issued in response to any known effort to acquire The Eastern Company.”

The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer which, if successful, would result in a person or group owning 10% or more of the Company’s common stock. If a person or group acquires 10% or more of the Company’s common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the then current market price, a number of shares of the Company’s common stock having an aggregate market value of twice the exercise price of the Rights.

If the Company is acquired in a merger or other business combination, each Right will entitle its holder to purchase, at the then current market price, a number of the acquiring company’s common shares having a market value of twice the exercise price of the Rights.

Prior to any acquisition by a person or group of beneficial ownership of 10% or more of the Company’s common stock, the Rights are redeemable for one cent ($0.01) per Right at the option of the Board of Directors.

The new Rights will be distributed as a dividend on July 23, 2008 to shareholders of record on July 3, 2008. No separate Rights certificates will be issued on July 23, 2008 because the Rights will initially trade together with the Company’s common stock, and will be represented by the Company’s common stock certificates.

The Eastern Company is a 150-year-old leading manufacturer of vehicular and industrial hardware, locks, metal castings, coin collection and smart card products. It operates from nine locations in the U.S., Canada, Mexico, Taiwan and China. The diversity of the Company’s products enables it to respond to the changing requirements of a broad array of markets.

Forward-Looking Statements: Information in this news release contains statements which reflect the Company’s current expectations regarding its future operating performance and achievements. Actual results may differ due to the many economic uncertainties that affect the Company’s business environment. Further information about the potential factors which could affect the Company’s financial results is included in the Company’s reports and filings with the Securities and Exchange Commission. The Company is not obligated to update or revise the aforementioned statements for those new developments.

Contact:	Leonard F. Leganza or John L. Sullivan III
(203) 729-2255

June 23, 2008

Dear Shareholder:

The Board of Directors today approved a new shareholder rights plan, to become effective following the expiration of the term of the current shareholder rights plan, which is July 23, 2008. The purpose of the plan is to assure that all shareholders receive fair and equal treatment if uninvited efforts are ever made to gain control of The Eastern Company.

The attached release contains more details about the 2008 Shareholders Rights Plan.

A copy of the 2008 Rights Agreement is available free of charge from the company.

Sincerely,

/s/ Leonard F. Leganza

Leonard F. Leganza

Chairman, President & CEO

THE EASTERN COMPANY

SUMMARY OF RIGHTS TO PURCHASE

COMMON SHARES

On June 23, 2008, the Board of Directors of The Eastern Company (the “Company”) approved a new Rights Agreement and declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, no par value (the Common Shares”), of the Company. The dividend is payable on July 23, 2008 to the shareholders of record on July 3, 2008 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $80.00 per Common Share, subject to adjustment (the “Purchase Price”). As explained below, under certain circumstances, each holder of a right (other than an Acquiring Person) will have the right to receive upon exercise that number of common shares having a market value of two times the Purchase Price of the Right, or $160.00.

Initially, the Rights will be considered attached to all Common Share certificates representing shares then outstanding, and no separate certificates representing the Rights (“Rights Certificates”) will be distributed. The Rights will separate from the Common Shares, and the issuance of separate rights certificates and a “Distribution Date” will occur, only upon the earlier of:

(a)

ten days following the time (the “Shares Acquisition Date”) of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares of the Company; or

(b)

ten business days (or such later date as may be determined by action of the company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 10% or more of the outstanding Common Shares.

The Rights Agreement provides that, until the Distribution Date:

(a)	the Rights will be transferred with and only with the Common Shares;

(b)	new Common Share certificates issued after July 3, 2008, upon transfer or new issuance of the Common Shares, will contain a notation incorporating the Rights Agreement by reference; and

(c)	the surrender for transfer of any Common Share certificates outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date. The Rights will expire on July 23, 2018 unless earlier redeemed by the Company.

Following the occurrence of the events set forth below, the Rights will be exercisable in the following manner:

(a)

In the event that, after the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of its assets, cash flow or earning power is sold (except for transactions described in the following paragraph), then provisions shall be made so that each holder of a Right shall have the right to receive, upon exercising the Right, that number of shares of common stock of the acquiring company which, at the time of such transaction, would have a market value of two times the Purchase Price (as defined in the Rights Agreement) of the Right.

(b)

If, at any time following the Distribution Date: (i) the Company is the surviving corporation in a merger and its Common Shares are not changed or exchanged, or (ii) an Acquiring Person has acquired beneficial ownership of 10% or more of the Common Shares (except where a tender offer for all outstanding Common Shares was determined, by the majority of outside Directors, to be at a fair price and in the best interests of the Company and its shareholders), then provision shall be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of Common Shares (or in certain circumstances, cash, a reduction in the Purchase Price, other equity or debt securities of the Company, other property, or a combination thereof) having a market value of two times the Purchase Price of the Right.

Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company. In addition, notwithstanding any of the foregoing, following the occurrence of any of the events set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time, as provided in the Rights Agreement, to prevent dilution of 1% or more.

No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

At any time prior to the time a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate, and the only right of the holders of Rights will be to receive the $0.01 redemption price.

At any time after a person becomes an Acquiring Person and prior to his acquisition of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights beneficially owned by such Person which have become void), in whole or part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, other than rights resulting from his ownership of Common Shares, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders, the shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the time a person becomes an Acquiring Person, but thereafter only to a limited extent.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a current report on Form 8-K. A copy of the Rights Agreement dated as of July 23, 2008 between The Eastern Company and American Stock Transfer & Trust Company, LLC is available free of charge from the Company. This summary description of the Rights does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.